UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

BRF S.A.
 (Name of Issuer)

Common Shares, no par value per share,
including in the form of American Depositary Shares
(Title of Class of Securities)

10552T1071
 (CUSIP Number)

Celine Loh	Jimmy Teo Poh Leong
GIC Private Limited	GIC Private Limited
168, Robinson Road	168, Robinson Road
#37-01, Capital Tower	#37-01, Capital Tower
Singapore 068912	Singapore 068912
+65 6889 8888	+65 6889 8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	CUSIP number is for the American Depositary Shares of BRF S.A., each representing one Common Share.

SCHEDULE 13D

CUSIP No.: 10552T107		Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
GIC PRIVATE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,332,078

	8	SHARED VOTING POWER
26,826,647

	9	SOLE DISPOSITIVE POWER
18,332,078

	10	SHARED DISPOSITIVE POWER
26,826,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,158,725

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.57% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1
The percentages used herein are calculated based upon 811,139,545 Shares outstanding (excluding  1,333,701 treasury shares) as of September 30, 2017, based on information disclosed by the Issuer in its Form 6-K filed on SEC on November 13, 2017.

SCHEDULE 13D

CUSIP No.: 10552T107		Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
FIREFLIES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,971,869

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,971,869

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,971,869

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.46% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1
The percentages used herein are calculated based upon 811,139,545 Shares outstanding (excluding  1,333,701 treasury shares) as of September 30, 2017, based on information disclosed by the Issuer in its Form 6-K filed on SEC on November 13, 2017.

SCHEDULE 13D

Page 4 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 29, 2014 (the “Original Schedule 13D”), as amended and supplemented by Amendment No.1 filed on March 04, 2014, Amendment No. 2 filed on March 26, 2014, Amendment No. 3 filed on March 3, 2016, Amendment No. 4 filed on July 15, 2016, Amendment No. 5 filed on April 12, 2017, and Amendment No. 6 filed on May 4, 2017 (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 collectively, the “Schedule 13D”) with respect to the Common Shares, no par value per share, (the “Shares”), including in the form of American Depositary Shares (“ADS”), of BRF S.A. (the “Issuer”), a foreign private issuer, as defined in Rule 3b-4 of the Act, whose principal executive offices are located at 1400 R. Hungria, 5th Floor, Jd América; 01455000; São Paulo – SP, Brazil.

Capitalized terms not defined in this Amendment No. 7 shall have the meaning ascribed to them in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed by each of GIC Private Limited (“GIC”) and Fireflies LLC (“Fireflies” and, together with GIC, the “Reporting Persons” or each, a “Reporting Person”).  GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves.  GIC is a private company limited by shares organized under the laws of the Republic of Singapore.  Fireflies is an investment holding company organized under the laws of the State of Delaware to undertake and transact in all kinds of investments. The principal business address for GIC is 168, Robinson Road, #37-01 Singapore 068912.  The principal business address for Fireflies is One Bush Street Suite 1100 San Francisco CA 94104 USA.

The following are each of the executive officers and directors of GIC and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen

Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #10-01 The Treasury Singapore 179434	Minister for Trade & Industry (Trade)	Singapore Citizen

Heng Swee Keat	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Minister for Finance	Singapore Citizen

SCHEDULE 13D

Page 5 of 9 Pages

Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister & Coordinating Minister for Economic & Social Policies	Singapore Citizen

Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Deputy Prime Minister & Coordinating Minister for National Security	Singapore Citizen

Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

Chew Choon Seng	c/o 168 Robinson Road #37-01 Capital Tower Singapore 068912	Former Chairman, Singapore Exchange Ltd	Singapore Citizen

Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen

Hsieh Fu Hua	80 Raffles Place #06-00 UOB Plaza 1 Singapore 048624	Chairman, UOB Group	Singapore Citizen

Loh Boon Chye	2 Shenton Way #02-02 SGX Centre 1 Singapore 068804	Chief Executive Officer, Singapore Exchange Ltd	Singapore Citizen

Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen

S. Dhanabalan	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Member, Council of Presidential Advisers	Singapore Citizen

Koh Boon Hwee	c/o 03-13 Orchard Parade Hotel 1 Tanglin Road Singapore 247905	Chairman, Credence Partners Pte Ltd	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen

Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

SCHEDULE 13D

Page 6 of 9 Pages

(d) Each Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Each Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

GIC is a fund manager and manages the reserves of the Government of Singapore (“GoS”).  As part of GIC’s public portfolio investments, a total of R$ 8,395,447.43 was paid to acquire a total of 175,890 Shares, as identified in Exhibit I to this Amendment No. 7.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The response to Item 3 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a, b)  The aggregate number of Shares, including those held in the form of ADS, and the percentage of total outstanding Shares beneficially owned by each Reporting Person as of November 22, 2017 is set forth below:

Reporting Person	Number of Shares Beneficially Owned[1]	Percentage of Outstanding Shares	Number of Outstanding Shares[2]
GIC	45,158,725	5.57%	811,139,545
Fireflies	19,971,869	2.46%	811,139,545

SCHEDULE 13D

Page 7 of 9 Pages

1.     Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any securities managed on behalf of GoS.  As such, GIC has the sole power to vote and power to dispose of the 18,332,078 Shares (including in the form of ADS) beneficially owned by it.  GIC shares the power to vote and dispose of    6,854,778 Shares (including in the form of ADS) beneficially owned by it with the Monetary Authority of Singapore (“MAS”).  GIC and Fireflies share the power to vote and dispose of 19,971,869 Shares directly owned by Fireflies.  GIC, GoS, MAS and Fireflies disclaim membership in a group.

2.     The percentages used herein are calculated based upon 811,139,545 Shares outstanding (excluding 1,333,701 treasury shares) as of September 30, 2017, based on information disclosed by the Issuer in its Form 6-K filed on SEC on November 13, 2017.

(c)    The trading dates, number of Shares or ADS acquired and disposed of, price per Share or ADS, and how the transactions were effected for any other transactions in the Shares or ADS by the Reporting Persons in the past sixty days is set forth in Exhibit I.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit I:  Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh
Name:	Celine Loh
Title:	Senior Vice President

By:	/s/ Jimmy Teo Poh Leong
Name:	Jimmy Teo Poh Leong
Title:	Senior Vice President

FIREFLIES LLC

By:	/s/ R. Eric Wilmes
Name:	R. Eric Wilmes
Title:	Manager

November 27, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 9 of 9 Pages

EXHIBIT I

SCHEDULE OF TRANSACTIONS
The following transactions were effected by GIC in the open market through a broker.
Trade Date	ADR or Shares	Buy / Sell	Quantity	Price per Share (in USD)
13/10/17	BRF SA-ADR	SELL	(37,063)	$ 14.773808
16/10/17	BRF SA-ADR	SELL	(53,248)	$ 14.338695
17/10/17	BRF SA-ADR	SELL	(39,974)	$ 13.946753
18/10/17	BRF SA-ADR	SELL	(17,351)	$ 14.19927
14/11/17	BRF SA-ADR	SELL	(3,101)	$ 12.85801
16/11/17	BRF SA-ADR	SELL	(47,691)	$ 12.844625
16/11/17	BRF SA-ADR	SELL	(221,905)	$ 12.845694
16/11/17	BRF SA-ADR	SELL	(57,331)	$ 12.845694
17/11/17	BRF SA-ADR	SELL	(177,233)	$ 12.959862
21/11/17	BRF SA-ADR	SELL	(18,880)	$ 13.077227
21/11/17	BRF SA-ADR	SELL	(7,468)	$ 13.077227
21/11/17	BRF SA-ADR	SELL	(191,804)	$ 13.07284194
21/11/17	BRF SA-ADR	SELL	(74,796)	$ 13.07284194
22/11/17	BRF SA-ADR	SELL	(229,071)	$ 12.740053
22/11/17	BRF SA-ADR	SELL	(89,329)	$ 12.740053

Trade Date	ADR or Shares	Buy / Sell	Quantity	Price per Share (in BRL)
29/09/17	BRF SA	BUY	5,704	R$ 45.719292
04/10/17	BRF SA	BUY	165,000	R$ 47.8523
18/10/17	BRF SA	SELL	(24,792)	R$ 45.165278
31/10/17	BRF SA	BUY	5,186	R$ 43.987917
14/11/17	BRF SA	SELL	(821)	R$ 42.550548
16/11/17	BRF SA	SELL	(126,182)	R$ 42.12279697
16/11/17	BRF SA	SELL	(22,951)	R$ 42.12279697
17/11/17	BRF SA	SELL	(60,581)	R$ 42.19581
17/11/17	BRF SA	SELL	(11,019)	R$ 42.19581
21/11/17	BRF SA	SELL	(154,548)	R$ 42.614305
21/11/17	BRF SA	SELL	(50,416)	R$ 42.614305